North America Structured Investments
Return Notes Linked to an Equally Weighted Basket of 50 Reference Stocks due October 2, 2017
J.P.Morgan

Overview

The notes are designed for investors who seek exposure to the performance of an equally weighted basket of 50 Reference Stocks, as may be increased by the Basket Adjustment Factor of between 100.00% and 101.00%.

Summary of Terms

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below:

Issuer	JP Morgan Chase Financial Company LLC
Guarantor	JP Morgan Chase & Co.
Basket	Equally weighted basket of 50 Reference Stocks "the Basket"
Basket Adjustment Factor	Between 100.00% and 101.00% (to be provided in the Pricing Supplement)
Basket Return	(Final Basket Value - Initial Basket Value) / Initial Basket Value
Initial Basket Value	Set equal to 100 on the pricing date
Final Basket Value	The closing level of the Basket on the Observation Date
Payment at Maturity:	Payment at maturity will reflect the performance of the Basket subject to the Basket Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note of: $1,000 × (1 + Basket Return) × Basket Adjustment Factor. The Basket Adjustment Factor may provide a buffer against a modest decline of the Basket, but only if the Basket Adjustment Factor is greater than 100.00%. If the Basket Adjustment Factor is set to above 100.00% and the Final Basket Value is less than the Initial Basket Value by more than the applicable buffer, you will lose some or all of your principal amount at maturity.
Pricing Date:	On or about September 26, 2016
Observation Date	September 27, 2017
Maturity Date:	October, 2 2017
CUSIP:	46646EVB5
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/19617/000095010316016204/dp68604_424b2-3p851.htm

Please see the preliminary pricing supplement hyperlinked above for additional information about the notes, including the estimated value of the notes, which will likely be lower than the price you paid for the notes.

Hypothetical Returns on the Note at Maturity


Note Payoff at Maturity
Basket Performance
Payment at Maturity
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
Index Return

Hypothetical Basket Return	Hypothetical Total Return at Maturity	Hypothetical Payment at Maturity
80.00%	80.00%	$1,800.00
50.00%	50.00%	$1,500.00
30.00%	30.00%	$1,300.00
20.00%	20.00%	$1,200.00
10.00%	10.00%	$1,100.00
5.00%	5.00%	$1,050.00
0.00%	0.00%	$1,000.00
-5.00%	-5.00%	$950.00
-10.00%	-10.00%	$900.00
-20.00%	-20.00%	$800.00
-30.00%	-30.00%	$700.00
-50.00%	-50.00%	$500.00
-80.00%	-80.00%	$200.00

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

- The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.
- The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com    North America Structured Investments  Selected Risks  DisclaimerSEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.THIS MATERIAL IS NOT A PRODUCT OF J.P. MORGAN RESEARCH DEPARTMENTS. Free Writing Prospectus filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-1Dated: September 15, 2016  Return Notes Linked to an Equally Weighted Basket of 50 Reference Stocks due October 2, 2017  Your investment in the notes may result in a loss of some or all of your principal.Any payment on the notes is subject to the credit risk of JPMorgan Financial Company LLC and JPMorgan Chase & Co. As a finance subsidiary, JPMorgan Financial Company LLC has no independent operations and limited assets.JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in the notes or the Basket. The anti-dilution protection for the stocks comprising the Basket is limited and may be discretionary. No interest or dividend payments or voting rights in the stocks comprising the Basket.The estimated value of the notes will be lower than the original issue price (price to public) of the notes.The estimated value of the notes is determined by reference to an internal funding rate.The estimated value of the notes does not represent future values and may differ from others’ estimates.The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” to the applicable preliminary pricing supplement for additional information.